AMENDMENT NO. 4 TO THE COMMITMENT LETTER
DATED DECEMBER 7, 2020

This amendment (the “Amendment No. 4”) to the Commitment Letter and Covenants Letter both dated December 27, 2020, and to Amendment No. 1, Amendment No. 2 and Amendment No. 3, is entered into with effect from December 30, 2025 (“Effective Date of Amendment No. 4”).

W I T N E S S E T H

WHEREAS, the Parties have executed a Commitment Letter and Covenants Letter both dated Decembers 20, 2020 as amended by Amendment No.1 on July 28, 2022, Amendment No. 2 on January 31, 2023, and Amendment No. 3 on December 31, 2023 (“Original Commitment Letter” or “OCL”).

WHEREAS, the Parties wish to amend the Original Commitment Letter as provided in this Amendment No. 4 with effect from the Effective Date of Amendment No. 4.

NOW THEREFORE, the OCL shall be amended as follows:

1.    Defined Terms
    Unless otherwise defined herein, capitalized terms used herein which are defined in the OCL herein as therein defined.

2.    Amendments to the OCL

As of the Effective Date of Amendment No. 4, the OCL shall be amended as follows:

1.1The CF Term in Section 1.1 of the OCL shall be amended so that the term shall end on “January 31, 2028” (expire February 1, 2028) instead of “January 31, 2026” and the effectiveness of the Covenants Letter shall be extended as well.

3.    Fees
The Borrower shall pay the following fees for this Amendment No. 4:

3.1     During the period from February 1, 2026 until January 31, 2028 the Unutilization Fee in Section 4.1 of the OCL shall be 0.3% per annum (instead of 0.75% until February 1, 2026).
3.2     An upfront non-refundable transaction/administrative fee of USD 25,000 (Twenty five thousand US Dollars), to be paid concurrently with the return of this Amendment No. 4 countersigned by the Borrower.

4.    Effectiveness
    This Amendment No. 4 shall become effective as of the Effective Date of Amendment No. 4.

5.    Continuing Effect of the OCL

    This Amendment No. 4 shall not constitute an amendment or waiver of any other provision of the OCL not expressly referred to herein and shall not be construed as such.

    Except as expressly amended herein, the provisions of the OCL are and shall remain in full force and effect.

BANK LEUMI LE-ISRAEL B.M.
By: ________________

Bank Leumi le-Israel B.M.

Dear Sir/Madam,

We hereby confirm our agreement to the above and to entering into this Amendment No. 4 to the Original Commitment Letter dated December 27, 2020 (as amended).
Name: David Abadi Name: Ilan Rotem
Position: CFO Position: CLO
Signature: /s/ David Abadi Signature: /s/ Ilan Rotem
Date: Dec 30, 2025 Date: Dec 30, 2025
___________________________
Cognyte Technologies Israel Ltd. (“Company”)

Bank Leumi le-Israel B.M.

Dear Sir/Madam,

We hereby confirm our agreement to the above and to entering into this Amendment No. 4 to the Original Commitment Letter dated December 27, 2020 (as amended).

Signed by: /s/David Abadi
Name: David Abadi
Position: CFO

Signed by: /s/Ilan Rotem
Name: Ilan Rotem
Position: CLO
____________________________
Cognyte Software Ltd. (“Top Company”)

I, the undersigned, Liam Eckstein, the lawyer acting for Cognyte Technologies Israel Ltd. (the “Company”), hereby confirm that the above signature composition binds the Borrower, and I confirm that the meeting of the board of directors of the Company dated 28.12.2025 was duly held and that the entry into this Amendment No. 4 to the Original Commitment Letter and the Covenants Letter dated December 27, 2020, by the Borrower, was approved by resolutions that were duly passed in accordance with the law and with the articles of association of the Company, and that the same have been duly signed by the Chairman of the meeting.

30.12.2025	Liam	Eckstein	/s/Liam Eckstein , Adv.
Date	Name	Surname	Signature

I, the undersigned, Liam Eckstein, the lawyer acting for Cognyte Software Ltd. (the “Top Company”), hereby confirm that the above signature composition binds the Borrower, and I confirm that the meeting of the board of directors of Top Company dated 28.12.2025 was duly held and that the entry into this Amendment No. 4 to the Original Commitment Letter and the Covenants Letter dated December 27, 2020, by Top Company, was approved by resolutions that were duly passed in accordance with the law and with the articles of association of Top Company, and that the same have been duly signed by the Chairman of the meeting.

30.12.2025	Liam	Eckstein	/s/Liam Eckstein , Adv.
Date	Name	Surname	Signature